Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date:  June 10, 2008

NEWS RELEASE	ELD No. 08-13
TSX: ELD	AMEX: EGO	June 10, 2008

ELDORADO ISSUES PROXY CIRCULAR SOLICITING BLUE PROXIES TO VOTE
AGAINST APPROVAL OF FRONTIER’S POISON PILL – ISS CANADA ALSO
RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST APPROVAL OF FRONTIER’S POISON PILL

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”) announced today that Eldorado has mailed to shareholders of Frontier Pacific Mining Corporation (“Frontier”) and filed on SEDAR, an information circular and BLUE form of proxy (the “Circular and Proxy”) relating to a general meeting of Frontier shareholders to be held on June 19, 2008 (the “Meeting”). Frontier management have called the Meeting in order to adopt and confirm a “tactical” shareholder rights plan – more commonly referred to as a “Poison Pill”– adopted by Frontier on May 16, 2008 in direct response to the offer (the “Offer”) by Eldorado to purchase all of the issued and outstanding common shares of Frontier.

Eldorado believes that Frontier’s Poison Pill does not enhance shareholder value and serves no purpose other than to entrench Frontier’s current management and to deny Frontier’s shareholders the opportunity to tender to a fair and full Offer at an attractive premium. Accordingly, Eldorado has sent the Circular and Proxy to Frontier shareholders to solicit votes against approval and confirmation of the Poison Pill.

Frontier has stated that its principal reason for adopting the Poison Pill is to provide Frontier’s management with the time required to find an alternative transaction to the Offer. However, as of the June 17, 2008 expiry date of Eldorado’s Offer, Frontier’s management will have had 60 days to find alternative transactions since the time they learned of Eldorado’s current Offer and nearly two years since Eldorado first approached Frontier to propose a business combination. Eldorado believes that Frontier’s management has had ample time to find alternatives to the Offer, and notes that they have thus far failed to present a single one.

Eldorado also notes that Institutional Shareholder Services Canada Corp. (“ISS Canada”) has recommended that Frontier shareholders vote against approval and confirmation of the Poison Pill. In a report published on June 3, 2008, ISS Canada stated that the Poison Pill, “provides the board and management with excessive opportunity to interpret provisions of the plan. This plan does not allow shareholders enough control of the process to sufficiently safeguard their interests”. ISS Canada is a wholly-owned subsidiary of Institutional Shareholder Services Inc. (“ISS”). ISS is one of the world’s leading providers of corporate governance and proxy voting solutions. It provides proxy research, voting services and corporate governance advisory services to financial institutions and corporations worldwide.*

Eldorado’s President and Chief Executive Officer, Paul N. Wright, commented, “We are pleased with the ISS Canada recommendation. It validates Eldorado’s position that this Poison Pill does not advance the interests of Frontier’s shareholders and should be voted down.”

If Frontier’s Poison Pill is not waived, voted down or otherwise terminated prior to the time of expiry of Eldorado’s Offer, the Offer will terminate in accordance with its terms. Therefore, Frontier shareholders who tender to Eldorado’s Offer must also vote against Frontier’s Poison Pill.

Eldorado urges Frontier shareholders to seriously consider the risks and uncertainties Frontier will face if the Poison Pill is approved and Eldorado’s Offer expires, including the prospect of a collapse of Frontier’s current share price to pre-offer prices. Prior to Eldorado’s announcement that it intended to make the Offer, the 20-day volume weighted average price for Frontier shares on the TSX Venture Exchange was C$0.668 per share. Since Eldorado announced its intention to make the Offer, Frontier’s share price has increased substantially and has since traded at higher levels supported by Eldorado’s Offer. Based on the closing price of Eldorado’s common shares on the Toronto Stock Exchange on June 9, 2008, the Offer now represents a premium of 53.0% to the price of Frontier shares on the TSX Venture Exchange on April 18, 2008, the last trading day prior to the announcement of the Offer.

Eldorado’s Offer remains open for acceptance until 5:00 p.m. (Toronto time) on June 17, 2008, unless extended or withdrawn. Frontier shareholders wishing to accept the Offer are encouraged to tender their shares by completing the letter of transmittal accompanying the documents mailed to them and returning it together with certificates representing their Frontier shares and all other documents to the offices of Kingsdale Shareholder Services Inc. in Toronto, Ontario in accordance with the instructions in the letter of transmittal. If Frontier shares are held by a broker or other financial intermediary, Frontier shareholders should contact such intermediary and instruct it to tender their Frontier shares.

Proxy Voting

Frontier shareholders are reminded to vote the BLUE proxy and to return it to Kingsdale Shareholder Services Inc. in accordance with the instructions set out in the Circular and Proxy, by no later than Monday, June 16, 2008.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Eldorado or Frontier. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

Eldorado has filed the Circular and Proxy with the United States Securities and Exchange Commission (the “SEC”). Eldorado has also filed with the SEC a Registration Statement, which includes the offer and take-over bid circular, prospectus and notice of change in information relating to its offer to Frontier shareholders. ELDORADO URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE OVER BID CIRCULAR, THE NOTICE OF CHANGE IN INFORMATION AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN

SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Eldorado with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free, from Eldorado’s website or by directing a request to Eldorado’s investor relations department by telephone at 1-888-353-8166, fax 604-687-4026 or e-mail info@eldoradogold.com or by contacting the Information Agent, Kingsdale Shareholder Services Inc., toll free at 1-866-879-7649.

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey, China and the surrounding regions. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

Paul N. Wright

Paul N. Wright,

President & Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking statements or information within the meaning of the Securities Act (Ontario). Such forward looking statements or information include, but are not limited to statements or information with respect to unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Frontier or Eldorado, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to “Forward Looking Statements and Risk Factors” in Eldorado’s Annual Information Form and Form 40 F dated March 31, 2008. Forward-looking statements herein include statements regarding the expectations and beliefs of management and the possible impact of a termination of Eldorado’s Offer on the price of Frontier Shares. Such factors included, amongst others, the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Eldorado’s Annual Information Form and Form 40-F dated March 31, 2008. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of Eldorado’s business contained in Eldorado’s reports filed with the securities regulatory authorities in Canada and the U.S.

*Permission to quote the ISS Canada report was neither sought nor obtained.

Eldorado Corporation shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations	Eldorado Gold Corporation
Phone: 604.601.6650 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: nancyw@eldoradogold.conm	Web site: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com